Exhibit 99.1

PRESS RELEASE

GERDAU S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) announces to its shareholders and investors that its Spanish subsidiary Corporación Sidenor, S.A. in which it has a 40% stake in its capital stock, completed today the acquisition of all outstanding shares issued by GSB ACERO, S.A., subsidiary of CIE Automotive, and have signed the corresponding documents after meeting all contracted conditions and after getting the authorization issued by the Spanish Free Trade Authorities.

The purchase price for all GSB ACERO, S.A. shares which will be adjusted based on the financial results to be disclosed on December 31st, 2006, is of approximately € 111.5 million in addition to a net debt of about € 11 million totaling € 122.5 million.

Gerdau S.A. has a 40% stake in Corporación Sidenor, S.A. together with a Santander Group company with another 40%, and Sidenor executives’ holding company with the remaining 20%.

Rio de Janeiro, December 28, 2006.

Osvaldo B. Schirmer

Executive Vice President

Director of Investor Relations